UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2018

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 20, 2018, InterXion Holding N.V. (the “Company”) received the requisite consents from lenders under its €100,000,000 senior multicurrency revolving facility agreement dated June 17, 2013 between, among others, the Company, ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited and Bank of America Merrill Lynch International Limited (formerly known as Banc of America Securities Limited) as arrangers and Barclays Bank PLC as agent and security agent, as amended, modified or supplemented from time to time (the “Revolving Facility Agreement”) to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the Revolving Facility Agreement) from 85% to 80%. In addition, certain other amendments of a technical nature were made to the Revolving Facility Agreement.

On February 19, 2018, the Company also received the requisite consents from lenders under its €100,000,000 senior secured revolving facility agreement dated March 9, 2017 between, among others, the Company, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as arrangers, ABN AMRO Bank N.V. as agent and Barclays Bank PLC as security agent, as amended, modified or supplemented from time to time (the “2017 Facility Agreement”) to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Facility Agreement as guarantors to April 30, 2018. In addition, certain other amendments of a technical nature were made to the 2017 Facility Agreement.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447) and (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: February 22, 2018